                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                        Southern Peru Copper Corporation

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    843611104
                                 (CUSIP Number)

                              S. DAVID COLTON, ESQ.
                            PHELPS DODGE CORPORATION
                            ONE NORTH CENTRAL AVENUE
                                PHOENIX, AZ 85004
                                 (602) 234-8143

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                DECEMBER 22, 2004

         (Date of Event which Requires Filing Statement on Schedule 13D)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                                               CUSIP NO.  843611104

(1)       NAME OF REPORTING PERSON
          Phelps Dodge Overseas Capital Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [X]
                                                                  (B) [ ]
(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
          N/A

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(D) OR 2(E)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

 NUMBER OF           (7)      SOLE VOTING POWER
  SHARES                      None
BENEFICIALLY
  OWNED BY           (8)      SHARED VOTING POWER
    EACH                      8,963,796 Shares
 REPORTING
   PERSON            (9)      SOLE DISPOSITIVE POWER
    WITH                      None

                     (10)     SHARED DISPOSITIVE POWER
                              8,963,796 Shares

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,173,796

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.0% of total Common Shares (1), 17.0% of Class A Common Stock

(14)      TYPE OF REPORTING PERSON
          CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

                                               CUSIP NO.  843611104

(1)       NAME OF REPORTING PERSON
          Climax Molybdenum B.V.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [X]
                                                                  (B) [ ]
(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
          N/A

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(D) OR 2(E)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands

 NUMBER OF           (7)      SOLE VOTING POWER
  SHARES                      None
BENEFICIALLY
  OWNED BY           (8)      SHARED VOTING POWER
    EACH                      2,210,000 Shares
 REPORTING
   PERSON            (9)      SOLE DISPOSITIVE POWER
    WITH                      None

                     (10)     SHARED DISPOSITIVE POWER
                              2,210,000 Shares

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,173,796

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.0% of total Common Shares (1), 17.0% of Class A Common Stock

(14)      TYPE OF REPORTING PERSON
          CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

                                               CUSIP NO.  843611104

(1)       NAME OF REPORTING PERSON
          Phelps Dodge Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [X]
                                                                  (B) [ ]
(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
          N/A

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(D) OR 2(E)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

 NUMBER OF           (7)      SOLE VOTING POWER
  SHARES                      None
BENEFICIALLY
  OWNED BY           (8)      SHARED VOTING POWER
    EACH                      11,173,796 Shares
 REPORTING
   PERSON            (9)      SOLE DISPOSITIVE POWER
    WITH                      None

                     (10)     SHARED DISPOSITIVE POWER
                              11,173,796 Shares

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,173,796

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.0% of total Common Shares (1), 17.0% of Class A Common Stock

(14)      TYPE OF REPORTING PERSON
          CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D initially filed on January 12, 1996 (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

ITEM 1. SECURITY AND ISSUER

         Item 1 of the Original Filing is hereby amended and restated in its entirety as follows:

         The statement relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Southern Peru Copper Corporation, a Delaware corporation ("the Company"). The Company's principal executive offices are at 2575 East Camelback Rd., Phoenix, AZ 85016.

ITEM 2. IDENTITY AND BACKGROUND.

            Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

            This statement is being filed on behalf of Phelps Dodge Overseas Capital Corporation, a Delaware corporation ("Phelps Dodge Overseas"), Climax Molybdenum B.V., a Dutch corporation ("Climax"), and Phelps Dodge Corporation, a New York corporation ("PDC"). Phelps Dodge Overseas and Climax are wholly-owned subsidiaries of PDC. The principal business of Phelps Dodge Overseas is to hold stock in SPCC. The principal business of Climax is to process molybdenum. The principal business of PDC is mining and manufacturing. The address of the principal business and office of Phelps Dodge Overseas and PDC is One North Central Avenue, Phoenix, Arizona 85004. The address of the principal business and office of Climax is P.O. Box 1130, 3180 AC Rozenburg, Theemsweg 20, 3197 KM Botlek, Rotterdam, The Netherlands.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Phelps Dodge Overseas is set forth on Schedule A attached hereto. The name, business address, present principal occupation or employment, and citizenship of each director and managing director of Climax is set forth on Schedule B attached hereto. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PDC is set forth on Schedule C attached hereto.

            During the past five years, neither Phelps Dodge Overseas, Climax nor PDC nor any other person controlling either Phelps Dodge Overseas, Climax or PDC, nor, to the best knowledge of Phelps Dodge Overseas, Climax or PDC, any of the persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 of the Original Filing is hereby amended and supplemented by adding the following:

         On December 17, 2004, Phelps Dodge Overseas transferred 2,210,000 shares of Class A Common Stock of the Company to PDC as a dividend. Through a series of capital contributions and an inter-company purchase in exchange for a note, the 2,210,000 shares of Class A Common Stock of the Company were subsequently transferred to Climax on December 22, 2004. As a result of these transactions, Phelps Dodge Overseas currently holds 8,963,796 Shares of the Class A Common Stock of the Company, and Climax holds 2,210,000 Shares of the Class A Common Stock of the Company.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

            The Exchange Offer was conducted to (i) provide holders of Labor Shares with an opportunity to receive securities of the Company which are listed on both the New York Stock Exchange and the Lima Stock Exchange, (ii) establish public trading markets in the United States and Peru for the Company's Common Stock, (iii) simplify the Company's consolidated capital structure, and (iv) provide the Company with improved access to capital markets.

            The Founding Stockholder Exchange was conducted to achieve the goal of providing holders of Labor Shares with representation on the Board of Directors of the Company while maintaining ultimate stockholder direction in the hands of the Founding Stockholders.

            The transfer of 2,210,000 shares of Class A Common Stock of the Company to Climax Molybdenum Company was conducted to implement an inter-company restructuring.

         On December 22, 2004, PDC entered into a Letter Agreement (the "Letter Agreement") with Americas Mining Corporation ("AMC") under which AMC agreed to use its reasonable best efforts to cause the Company to enter into a registration rights agreement (the "Registration Rights Agreement") with PDC as soon as possible. The Registration Rights Agreement is anticipated to include the terms set forth in Annex A to the Letter Agreement, as well as terms that are customary for registration rights agreements.

         The Letter Agreement contemplates that the Registration Rights Agreement will require the Company, as promptly as practicable after the closing of the Transaction described below, to file a shelf registration covering the sale of all of the Common Stock of the Company owned by PDC, which sales may only be effected through underwritten offerings sponsored by the Company during the first six months following the effectiveness of the shelf registration (the "Initial Six Month Period"). Under the Letter Agreement, PDC agreed not to sell its Common Stock in the Company, other than through a secondary offering effected pursuant to the Registration Rights Agreement, from the closing of the Transaction, until the earlier of (i) the end of the Initial Six Month Period and (ii) eight months after the closing of the Transaction.

         Also under the Letter Agreement, at the request of AMC, PDC expressed its current intent to (i) submit its proxy to vote in favor of the Transaction and (ii) to take all action reasonably necessary to effect simultaneously with the closing of the Transaction the conversion of PDC's Class A Common Stock of the Company into Common Stock. The Transaction involves Minera Mexico, S.A. de C.V. ("MM") becoming a subsidiary of the Company in consideration for the issuance of Common Stock by the Company to AMC for its approximately 99% MM ownership.

         The foregoing is qualified in its entirety by reference to the Letter Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

            (a) Through its right to convert its Class A Common Stock into Common Stock, Phelps Dodge Overseas may be deemed to be the beneficial owner of 8,963,796 shares of Common Stock, representing 11.20% of the equity capital of the Company. Through its right to convert its Class A Common Stock into Common Stock, Climax may be deemed to be the beneficial owner of 2,210,000 shares of Common Stock, representing 2.76% of the equity capital of the Company. As the parent company of Phelps Dodge Overseas and Climax, PDC may be deemed to be the beneficial owner of 11,173,796 shares of Common Stock, representing 13.96% of the equity capital of the Company.

            To the best knowledge of Phelps Dodge Overseas, Climax and PDC, none of the persons listed on Schedules A, B or C attached hereto is the beneficial owner of any shares of Common Stock, other than J. Steven Whisler, who owns 800 shares of Common Stock, and Ramiro G. Peru, who owns 600 shares of Common Stock.

            (b) In the event that its Class A Common Stock were converted into Common Stock, Phelps Dodge Overseas, Climax and PDC would have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of such Common Stock.

            (c) On January 2, 1996, the Exchange Offer and the Founding Stockholder Exchange were completed, resulting in the acquisition by Phelps Dodge Overseas of 11,173,796 shares of Class A Common Stock of the Company.

            On December 17, 2004, Phelps Dodge Overseas transferred 2,210,000 shares of Class A Common Stock of the Company to PDC as a dividend. Through a series of capital contributions and an inter-company purchase, the 2,210,000 shares of Class A Common Stock of the Company were subsequently transferred to Climax on December 22, 2004.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Original Filing is hereby amended and supplemented by adding the following:

            On December 22, 2004, PDC entered into a Letter Agreement with AMC under which AMC agreed to use its reasonable best efforts to cause the Company to enter into the Registration Rights Agreement with PDC as soon as possible. The description of the Letter Agreement under Item 4 is incorporated herein by reference in its entirety.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.       Title
--------------------------------------------------------------------------------
 1                Letter Agreement dated December 22, 2004 between Americas
                  Mining Corporation and Phelps Dodge Corporation.

 2                Joint Filing Agreement dated December 28, 2004 between Phelps
                  Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and
                  Phelps Dodge Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2004


                                    PHELPS DODGE OVERSEAS CAPITAL
                                    CORPORATION


                                    By:    /s/  S. David Colton
                                        -------------------------------------
                                        Name:   S. David Colton
                                        Title:  Senior Vice President,
                                                General Counsel and Secretary


                                    CLIMAX MOLYBDENUM B.V.


                                    By:    /s/  David H. Thornton
                                        -------------------------------------
                                        Name:   David H. Thornton
                                        Title:  Director


                                    PHELPS DODGE CORPORATION


                                    By:    /s/  S. David Colton
                                        -------------------------------------
                                        Name:   S. David Colton
                                        Title:  Senior Vice President and
                                                General Counsel

                                                                      Schedule A

            DIRECTORS AND EXECUTIVE OFFICERS OF PHELPS DODGE OVERSEAS
                              CAPITAL CORPORATION

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Phelps Dodge Overseas Capital Corporation are set forth below. Unless otherwise indicated, the business address of each person listed below is One North Central Avenue, Phoenix, Arizona 85004. Unless otherwise indicated, each person listed below is a United States citizen.

DIRECTORS
---------

Ramiro G. Peru
Executive Vice President and Chief Financial Officer
Phelps Dodge Corporation

Timothy R. Snider
President and Chief Operating Officer
Phelps Dodge Corporation
President
Phelps Dodge Mining Company

Gregory W. Stevens
Vice President
Phelps Dodge Corporation

J. Steven Whisler
Chairman of the Board and Chief Executive Officer
Phelps Dodge Corporation

EXECUTIVE OFFICERS
------------------

J. Steven Whisler
President

S. David Colton
Senior Vice President, General Counsel & Secretary

Ramiro G. Peru
Executive Vice President

Timothy R. Snider
Senior Vice President

A. Daniel Luechtefeld
Vice President, Taxes

Denise R. Danner
Vice President & Controller

Stanton K. Rideout
Vice President & Treasurer

Eric E. Kinneberg
Assistant Treasurer

Jerry F. Schatza
Director of Taxes

                                                                      Schedule B

           DIRECTORS AND MANAGING DIRECTORS OF CLIMAX MOLYBDENUM B.V.

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors and managing directors of Climax Molybdenum B.V. are set forth below. Other than its directors and managing directors, Climax Molybdenum B.V. does not have any executive officers. Unless otherwise indicated, the business address of each person listed below is P.O. Box 1130, 3180 AC Rozenburg, Theemsweg 20, 3197 KM Botlek, Rotterdam, The Netherlands. Unless otherwise indicated, each person listed below is a United States citizen.

Directors
---------

Johan van der Wal (Dutch citizen)
Controller
Climax Molybdenum B.V.

David H. Thornton
President
Climax Molybdenum Company
One North Central Avenue
Phoenix, Arizona 85004

Mike P. Ciricillo (Canadian citizen)
Managing Director
Climax Molybdenum B.V.

                                                                      Schedule C

          DIRECTORS AND EXECUTIVE OFFICERS OF PHELPS DODGE CORPORATION

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Phelps Dodge Corporation are set forth below. The business address of each person listed below is One North Central Avenue, Phoenix, Arizona 85004. Unless otherwise indicated, each person listed below is a United States citizen.

DIRECTORS

Marie L. Knowles
Retired Executive Vice President and Chief Financial Officer of
Atlantic Richfield Company

John C. Madonna
Former Chairman of the Board of DigitalThink, Inc.

Gordon R. Parker
Retired Chairman of Newmont Mining Corporation

Robert D. Johnson
President and Chief Executive Officer
Honeywell Aerospace

Archie W. Dunham
Retired Chairman of ConocoPhillips

William A. Franke
Retired Chairman of America West Holdings Corporation

J. Steven Whisler
Chairman and Chief Executive Officer
Phelps Dodge Corporation

Robert N. Burt
Retired Chairman of the Board and Chief Executive Officer of FMC Corporation

Robert D. Krebs
Retired Chairman of Burlington Northern Santa Fe Corporation

William J. Post
Chairman of the Board
Pinnacle West Capital Corporation

Jack E. Thompson
Vice Chairman of Barrick Gold Corporation

EXECUTIVE OFFICERS
------------------

J. Steven Whisler
Chairman of the Board and Chief Executive Officer

Timothy R. Snider
President and Chief Operating Officer; President, Phelps Dodge Mining Company

Ramiro G. Peru
Executive Vice President and Chief Financial Officer

Arthur R. Miele
Senior Vice President - Marketing; President, Phelps Dodge Sales Company

Kalidas V. Madhavpeddi
Senior Vice President - Asia; President, Phelps Dodge Wire and
Cable Group

S. David Colton
Senior Vice President and General Counsel

David L. Pulatie
Senior Vice President - Human Resources

James P. Berresse
President and Chief Executive Officer, Columbian Chemicals Company